J. Matt Simmons, Jr. Vice President and Controller Tel. 610.774.3552 Fax 610.774.6092 jmsimmonsjr@pplweb.com	PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com/

June 20, 2008

Mr. William Thompson
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PPL Corporation
PPL Energy Supply, LLC
Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-11459 and 1-32944

Dear Mr. Thompson:

In response to your letter dated May 30, 2008, regarding the referenced filings, PPL Corporation (PPL) and PPL Energy Supply, LLC (PPL Energy Supply) are providing the following information in response to your comments.  Each of your comments has been reprinted in bold type and is followed by the response of the Registrants.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements
Note 8.  Credit Arrangements and Financing Activities
Distributions, Capital Contributions and Related Restrictions

1.
We reviewed your response to comment no. three in our letter dated May 9, 2008.  Please explain to us in further detail why the financial ratios contained in financing agreements, leasing arrangements and organization documents which limit the ability of consolidated subsidiaries to make dividends, distributions and/or loans do not have the effect of restricting net assets.  Please also elaborate on whether non-compliance with those financial ratios would restrict the amount of funds that may be loaned or advanced by consolidated subsidiaries.  In addition, your response appears to imply that Section 305 of the Federal Power Act restricts payments of dividends in excess of retained earnings.  Yet you concluded that PPL and PPL Energy Supply did not have restricted net assets at December 31, 2007.  Please clarify and, if applicable, tell us the amount of restricted net assets and your basis of computation.

Financial Ratios

Certain financing agreements of consolidated subsidiaries contain "coverage" type financial ratios (e.g., interest coverage ratios) which could limit the ability of the consolidated subsidiaries to make dividends, distributions and, in some cases, loans to their parents in the event these ratios are not met.  These agreements include PPL Electric Utilities Corporation’s 2001 Senior Secured Bond Indenture and Western Power Distribution (South Wales) plc's and Western Power Distribution (South West) plc's bond agreements.  If the coverage ratios are not met, the subsidiaries would not be able to transfer funds to their parents in the form of dividends, distributions and, in some cases, loans, thereby creating an indirect restriction on net assets.  At December 31, 2007, because the consolidated subsidiaries were in compliance with such ratios, and the subsidiaries could have transferred funds to their parents in the form of dividends, distributions and/or loans without impacting this compliance, management has concluded that these ratios did not have the effect of restricting net assets under Rule 4-08(e)(3).

PPL Montana LLC's (PPL Montana) Colstrip leases also contain a "coverage" type financial ratio (i.e., fixed charge coverage ratio) which could limit the ability of PPL Montana to make dividends or distributions to its parent in the event this ratio is not met.  If the coverage ratio is not met, PPL Montana would not be able to transfer funds to its parent in the form of dividends or distributions thereby creating an indirect restriction on net assets.  At December 31, 2007, because PPL Montana was in compliance with such ratio, and PPL Montana could have transferred funds to its parent in the form of dividends or distributions without impacting this compliance, management has concluded that this ratio did not have the effect of restricting net assets under Rule 4-08(e)(3).

Finally, Western Power Distribution Holdings Limited's (WPDHL) Articles of Association contain "coverage" type financial ratios (e.g., interest coverage ratios) that must be met in order for it to transfer funds to its parent in the form of dividends, distributions or loans.  If the coverage ratios are not met, WPDHL would not be able to transfer funds to its parent in the form of dividends, distributions or loans thereby creating an indirect restriction on net assets.  At December 31, 2007, because WPDHL was in compliance with such ratios, and WPDHL could have transferred funds to its parent in the form of dividends, distributions or loans without impacting this compliance, management has concluded that these ratios did not have the effect of restricting net assets under Rule 4-08(e)(3).

Federal Power Act

Only one provision of the Federal Power Act addresses the payment of dividends by public utilities.  Specifically, Section 305(a) of the Federal Power Act, enacted in 1935, prohibits the payment of dividends "from any funds properly included in capital account."  The Federal Energy Regulatory Commission (FERC) has recognized that the meaning of this language has never been clear.  However, based on FERC orders it is clear that dividends can be paid from a retained earnings account, as long as they are not excessive.  Although there could be a restriction on net assets under the Federal Power Act as a result of this limitation on paying dividends, PPL Electric Utilities Corporation (PPL Electric) has the ability to distribute funds to its parent, PPL, in another manner, such as through loans or advances.  We do not believe there are comparable provisions of the Federal Power Act restricting such loans or advances by public utilities.  Therefore, in applying Rule 4-08(e)(3), management used the least restrictive limitation and concluded that net assets are not restricted as a result of the Federal Power Act.

In order to provide disclosure of the Federal Power Act provision, PPL will make the following disclosure in future filings:

"PPL Electric is subject to Section 305(a) of the Federal Power Act, which makes it unlawful for a public utility to make or pay a dividend from any funds "properly included in capital account."  The meaning of this limitation has never been clarified under the Federal Power Act.  PPL Electric believes, however, that this statutory restriction, as applied to its circumstances, would not be construed or applied by the FERC to prohibit the payment from retained earnings of dividends that are not excessive and are for lawful and legitimate business purposes."

Restricted Net Assets

Based on the foregoing, and the response provided on May 23, 2008, PPL and PPL Energy Supply have concluded that they did not have restricted net assets at December 31, 2007 under Rule 4-08(e)(3).  PPL and PPL Energy Supply will continue to monitor compliance with Rule 4-08(e)(3).

PPL and PPL Energy Supply each understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff's comments, or changes to disclosures in response to staff's comments, do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPL and PPL Energy Supply each believes that the foregoing responds adequately to your comments.  If you have any questions or need further clarification, please call me at (610) 774-3552.

Sincerely,

/s/ J. Matt Simmons, Jr.
J. Matt Simmons, Jr.
Vice President and Controller
PPL Corporation
PPL Energy Supply, LLC